**taylor**devices inc.

# 2 0 2 5

# ANNUAL REPORT



# 70 YEARS OF MOTION CONTROL

*For seven decades, Taylor Devices, Inc. has stood at the forefront of motion control, driven by a legacy of innovation sparked by founder Paul Taylor's groundbreaking liquid spring patents. This pioneering spirit propelled the development of sophisticated viscous dampers, revolutionizing shock and vibration control. Today, Taylor Devices' product portfolio extends far beyond dampers, encompassing a wide array of advanced energy dissipation solutions safeguarding critical infrastructure and systems worldwide. From mitigating seismic impacts in buildings and bridges to protecting sensitive aerospace and defense equipment, Taylor Devices continues to deliver unmatched performance and reliability.*

# TAYLOR DEVICES' VISION STATEMENT

*Taylor Devices, Inc. will be a Destination Employer of Choice where our self-empowered, innovative, and talented workforce teams to successfully execute and deliver on our stakeholder commitments while concurrently designing and qualifying the next generation of Shock and Vibration Management Systems and Components to protect life, platform, and structures throughout the world with the highest standard of integrity and excellence resulting in profitable growth.*

# LETTER TO OUR SHAREHOLDERS

Fiscal year 2025 was another very good year for our Company as our Team's disciplined adherence to, and execution of, our prioritized growth and improvement campaigns resulted in the following achievements for FY25:

- Full year **Bookings** of **$40.2M**, 3rd highest in our company's history (current record was set in FY23, at $49.1M with the average over the 10 prior fiscal years at $33.4M)

- New **record high** full year **Sales** of **$46.3M** (prior record was $44.6M set last year, FY24, with the average over the 10 prior fiscal years at $33.2M)

- This has us entering FY26 with a **Backlog** of **$27.1M**, which is the 3rd highest in the company's history (current record was set last year FY24, at $33.1M with the average over the prior 10 fiscal years at $22.8M)

- New **record high** full year **Net Income of $9.4M/20.3% of sales** (prior record was $9.0M/20.2% of sales set last year, FY24, with the averages over the prior 10 fiscal years at $4.1M/12.2% of sales)

- **Customer On-Time Delivery** of **91%** (current record of 92% was set last year, FY24)

- **Facilities and equipment** investment of **$2.6M** in support of our targeted future growth

- **R&D** investment of **$0.44M** in support of our targeted future growth

- **20 new members** added to our TDI Team in FY25 in support of our targeted growth

Once again, all three of our customer facing product groups; Aerospace/Defense, Structural and Industrial, contributed significantly to our results, with our Aerospace/Defense product group having another particularly strong year finishing with sales at $27.1M, the highest in the company's history, vs. the average over the prior 10 fiscal years of $14.7M per year. Additionally, bookings finished at $23.4M, 3rd highest in our company's history, vs. the current record set in FY23, at $30.2M with the average over the 10 prior fiscal years at $15.7M.

While our Structural product group continued to face market headwinds due to higher interest and foreign exchange rates, our Industrial product group had record high sales and bookings at $4.3M and $4.2M vs. the averages over the prior 10 years of $2.6M and $2.7M respectively.

> **Once again, all three of our customer facing product groups; Aerospace/Defense, Structural and Industrial, contributed significantly to our results, with our Aerospace/Defense product group having another particularly strong year finishing with sales at $27.1M, the highest in the company's history...**

The fact that our team was able to maintain a consistent level of R&D year on year while supporting increased customer funded development concurrent with setting a new record high sales level is very encouraging.

As we continue to celebrate our 70th year in business this FY26, I confidently look forward to many more years of profitable growth driven by our continued investment in our people, technology, equipment and facilities.

Sincerely,

Timothy J. Sopko
Chief Executive Officer

# GROWING OUR PORTFOLIO

 *Continuing with the trend that I reported on last year, sales of aerospace and defense products increased yet again this past year with sales of $27.1M, accounting for approximately 59% of total revenue.*

Dear Shareholders,

As the Company celebrates 70 years since it was incorporated on July 22, 1955, I am happy to report that we are continuing on a path of profitable growth as we recorded a record year for FY2025 in terms of both revenue and net income. This was the result of a concerted team effort despite some challenges with market forces and a few unexpected delays in receiving anticipated orders. Consequently, our backlog on May 31, 2025 was $27.1M versus last year's record of $33.1M. However, as our business is cyclical and some of our projects have substantially large value, this fluctuation in backlog is normal and does not necessarily forecast a general trend. Activity in business development and sales remains healthy for all 3 product groups and the outlook is positive.

Continuing with the trend that I reported on last year, sales of aerospace and defense products increased yet again this past year with sales of $27.1M, accounting for approximately 59% of total revenue. This healthy volume remains a combination of mature programs and new development projects, some of which are funded by our customers who continue to rely on our unique engineering and manufacturing expertise. Additionally, we continue to build on that momentum by taking on more content from customers who are facing supply chain challenges with other suppliers. As we continue to perform well, we expect that revenue will continue to build and should be sustainable for many years. We are still planting seeds for future growth.

Featured in this Annual Report is a project in our structural products group that we completed at 695 S Vermont Ave. in Los Angeles. This building is located just west of downtown LA and is an 18-story high-rise that was originally built in the early 1970's and has recently been converted from office space to apartments and retail space by Jamison Services. This required a seismic retrofit of the building including 70 large seismic dampers that were successfully installed last year. Please enjoy the pictures within this Report.

As previously reported, I have decided to enter into semi-retirement as of this past June 1, 2025. I will remain on the Board of Directors until the AGM in October, and I will remain an employee of the Company until November 30, 2025. I would like to thank our shareholders for supporting me, especially for the last 7 years while I served as President and Board Member. We have seen many changes in the Company over many years, and my career has been quite satisfying. I have had great fortune to be able to contribute to the growth and success of a company that achieved an unequaled reputation for providing world-class hardware and services to such an interesting and diverse customer base. Although I am entering retirement, I look forward to many more years of growth and prosperity for Taylor Devices!

This year, we will be hosting a physical AGM, so please join us at the meeting in Amherst, NY in October where we will be reviewing the year and presenting some of the continued progress.



Sincerely,

Alan Klembczyk
President



Credit: Peter Behnam | LFA

# 695 S Vermont Ave

los angeles, ca

Originally built in the early 1970s as 216,000 square feet of premier office space, 695 Vermont in Koreatown is undergoing a significant transformation. Driven by the lasting effects of the pandemic on commercial real estate, this building, like many across major cities, is being converted into 255 modern residential units. This reclassification necessitates a seismic retrofit to enhance earthquake resistance and ensure resident safety.

The structure is a typical design from that era – a Steel Moment Frame structure with known deficiencies in the beam-column welds that were discovered after the 1994 Northridge Earthquake. Dampers provide an excellent solution to these types of buildings because they reduce the seismic demand on those connections to the point where they remain usable without additional modifications. In this building, dampers were tuned to the building behavior to reduce the amount of work needed beyond the damper installation. Four dampers were added on each floor for most of the building height above the parking floors in the lower levels. Dampers are strategically installed in locations where they could be embedded in walls dividing units, allowing for maximum usable space.

These types of buildings are prevalent throughout California and are ideal candidates for the implementation of dampers in retrofits. As old office spaces are converted to residential, or cities, like Santa Monica, set up ordinances to mandate the repair of this type of structure, Taylor is well positioned to show how dampers are the best solution in this type of application.

| | |
|---|---|
| **Size** | 216,000 sqft |
| **Stories** | 18 |
| **Building Type** | Mixed-Use Multifamily/ Retail |
| **Number of Dampers** | 70 |
| **Structural Engineer** | LFA |
| **Owner** | Jamison Services |



Credit: Peter Behnam | LFA

# PROTECTING
## THE FUTURE OF FLIGHT

**E**lectric Vehicles (EV) have significantly grown in popularity, making up 10% of new vehicles purchased in the United States by the general consumer in 2025. Beyond maturing EV technologies and establishing their current automotive lineups, several large automakers are teaming up with smaller aviation startups to develop Electric Vertical Take-Off and Landing aircraft, or eVTOLs as they are commonly called. The global eVTOL market is experiencing unparalleled growth, which is projected to reach $20+ billion by 2030 due to demand in larger high-traffic metropolitan areas. These eVTOLs offer a convenient alternative to traditional urban transit and are intended to provide short distance air travel with a low noise signature. Despite great advancements, there are still some limitations due to battery technology.

However, the hybrid UAV market is one that can solve many of these issues and has demands across various sectors, both in commercial and defense. Defined as, "unmanned aerial vehicles that utilize multiple propulsion systems", hybrid UAVs combine conventional fuel-powered components with electric power sources. These vehicles, unlike eVTOLs, can support heavier payloads, travel longer distances, and can be utilized for multiple roles such as logistics, surveillance, engage, and defeat. Short take-offs utilizing conventional landing gears make the vehicles extremely efficient, however, they also have the versatility to take-off and land vertically if conditions are required. With growing costs to current programs and changes in modern warfare, it is no surprise that these multirotor, unmanned hybrid aircraft are redefining the aerospace industry.

Taylor Devices, Inc. is strategically positioned to support this demand by offering a wide variety of technical solutions for motion control and energy management of various aircraft systems. In our 70th year, we have built an extensive portfolio of products qualified and trusted on various aircraft supporting the aerospace and defense industry. Our hybrid landing gear systems offer an alternative to traditional oleo systems with improved efficiency and reliability, without sacrificing weight or space. Our product line of dampers, actuators, machined springs, and more have been adapted for use in various aircraft subsystems to control potential and kinetic energy safely, reliably, and affordably.

Additionally, Taylor Devices is in the process of building a state-of-the-art development lab that will be able to handle rapid prototyping capabilities. Although we already possess vertically integrated machining capability, this added facility will allow for an extra level of agility, where prototypes can be machined and assembled completely separate from our current production operations.

We are excited to see what the future holds for the industry, and even more excited to see our role in protecting the future of flight.

OPERATIONS

# CONTINUOUSLY IMPROVING



*"Our revenue of $46.3 million was a new high mark for the company, up 4% from FY24. Past due orders to our customers were decreased by 25%."*



Dear Shareholders,

The Taylor Devices team had a strong execution performance in FY25. Our revenue of $46.3 million was a new high mark for the company, up 4% from FY24. Past due orders to our customers were decreased by 25% from FY24, with an average of six per month. This was enabled by systemic process improvements to better align with internal and external lead times, leading to improved internal and external parts supply. These improvements resulted in a second half customer on time delivery of 94%. Supplier on time delivery also improved to 92%, which is a 13% improvement from FY23. Our Safety program is continuing to focus on proactive improvement projects through several cross functional committees which evaluate current processes and help drive change.

Investment and development of our employees and enhancement of our organizational structure remained a key focus area in FY25. Extensive internal Leadership training for an additional twenty members of our team occurred in FY25, which added to the total completing the training to nearly 40 over the past two years. This training is supporting our management culture which is built on developing people and enhancing our Strategic Workforce Planning process, building depth within the organization. Implementation of a new Integrated Product Team structure in late FY25, which is cross functionally aligned, will allow for focused market activity within the organization.

Finally, our Signature processes of Strategy Deployment, Integrated Product Roadmaps, Sales, Inventory and Operations Planning (SIOP), capacity planning and daily performance board reviews enables all functions to be aligned. The Operations and Supply Chain teams are embedded into Taylor Devices signature processes which allow our team to execute in the short term and develop plans to support the business's long-term goals.

We remain well positioned to support Taylor Devices' future profitable growth plan and help satisfy all our stakeholders.



Sincerely,
Robert Conrad
Vice President of Operations

Taylor Devices had a strong Operational Excellence foundation of continuous improvement to build on in FY25 and the team delivered on over one hundred improvement ideas / projects. These projects ranged from "go do it's" to structured team activities and process changes.

 Twenty six capital investment projects in our machine shop, assembly, test and paint areas which included new production / test equipment, new quality measurement devices, material handling and facility upgrades resulting in better ergonomics, productivity, quality and lead time.

 Developing a simpler Safety process for Aspects and Impacts evaluations and ratings which will drive a proactive approach for Environmental KPI improvements.

 Developed a measurement tool for testing capacity which provided insight into bottleneck areas, resulting in investment of both equipment and technician resource.



 Investment in prevetative maintenance software which will improve manual paper driven process to a more proactive, metric driven electronic process.

 Workplace organization projects (visual factory) were completed in some of our machine shop areas, which included setup reduction of 10-15%. New visual factory projects have started in the assembly and test areas.

 "Paperless" project well underway to eliminate need for printing job paperwork – all items needed for job completion provided electronically.



 Internally promoted a new maintenance coordinator position to drive capital project investments and improvements in infrastructure.

 Rapid Development / Agility focused actions to help "streamline" new product introductions to customers – resulting in new follow on production orders from customers.

# STRENGTH IN THE NUMBERS



*Despite the inherent planning challenges, revenue increased 4% from the prior year with all end user customer groups higher.*



Dear Shareholders,

Fiscal year 2025 (FY25) financials reflected the timing and scale elements of a long-cycle, project based business. Quarterly results showed substantially more variability compared to recent prior years due to the timing of bookings. Despite the inherent planning challenges, revenue increased 4% from the prior year with all end user customer groups higher. Customer market sales concentrations were similar to fiscal year 2024 (FY24), however, there was a heavier international sales emphasis (up 36%) as Structural opportunities in Asia helped offset a soft domestic market. The year-end backlog position finished down 18% from May 2024 and is weighted towards aerospace/defense customers at 75% versus 25% for commercial customers.

Gross Profit increased to $21.5 million, or 46% of sales, from $20.8 million or 47% of sales in FY24. FY25 capital expenditures of $2.6 million were mostly directed at machinery and equipment capabilities. Research and Development costs of $0.4 million were relatively flat when compared to FY24 while funded development continued to grow with defense sponsored R&D revenue 40% higher than last year. Operating Income, which was unfavorably impacted by an increase to the Accounts Receivable reserve in response to a large Structural outstanding receivable, finished at $9.6 million versus the prior year at $9.5 million, both 21% of sales. Earnings per share went up to $3.01 from $2.68 in FY24.

The reduced sales order backlog position along with domestic Structural macroeconomic conditions present challenges as we enter fiscal year 2026. On the other hand, Aerospace pipeline and customer funded development activity is robust. The Balance Sheet remains strong and will continue to support investments that benefit the long-term economics of the business.



Sincerely,
Paul Heary
Chief Financial Officer

# MARKET INFORMATION



FISCAL YEAR 2024
FISCAL YEAR 2025
HIGH $26.40
LOW $18.06
HIGH $23.90
LOW $19.81
HIGH $37.50
LOW $21.98
HIGH $61.70
LOW $33.7
HIGH $57.74
LOW $39.96
HIGH $64.50
LOW $41.00
HIGH $50.20
LOW $31.30
HIGH $41.51
LOW $29.50
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4


*Stock price highs and lows for the past two fiscal years.*

**$40.2**
Bookings

**$46.3**
Net Sales

**$0.4**
Research & Development

**$9.6**
Operating Income

**$3.01**
Earnings Per Share

*Dollars in millions, except for per share data*

# CUSTOMER GROUPS



AERO / DEFENSE 59%
STRUCTURAL 32%
INDUSTRIAL 9%
2025
59%
32%
9%
2024
60%
32%


# CUSTOMER LOCATIONS



USA 79%
OTHER 6%
ASIA 15%
2025
79%
15%
6%
2024
86%
10%

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**TAYLOR DEVICES, INC. AND SUBSIDIARY**

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

**AND**

**CONSOLIDATED FINANCIAL STATEMENTS**

**May 31, 2025**

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

### Cautionary Statement

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Information in this Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Form 10-K that does not consist of historical facts are "forward-looking statements." Statements accompanied or qualified by, or containing, words such as "may," "will," "should," "believes," "expects," "intends," "plans," "projects," "estimates," "predicts," "potential," "outlook," "forecast," "anticipates," "presume," "assume" and "optimistic" constitute forward-looking statements and, as such, are not a guarantee of future performance. These statements involve factors, risks and uncertainties, the impact or occurrence of which can cause actual results to differ materially from the expected results described in such statements. Risks and uncertainties can include, among others: fluctuations in general business cycles and changing economic conditions; variations in timing and amount of customer orders; changing product demand and industry capacity; increased competition and pricing pressures; advances in technology that can reduce the demand for the Company's products, as well as other factors, many or all of which may be beyond the Company's control. Consequently, investors should not place undue reliance on forward-looking statements as predictive of future results. Except as required by law, the Company disclaims any obligation to release publicly any updates or revisions to the forward-looking statements herein to reflect any change in the Company's expectations with regard thereto, or any changes in events, conditions or circumstances on which any such statement is based.

### Application of Critical Accounting Policies and Estimates

The Company's consolidated financial statements and accompanying notes are prepared in accordance with U.S. generally accepted accounting principles. The preparation of the Company's financial statements requires management to make estimates, assumptions and judgments that affect the amounts reported. These estimates, assumptions and judgments are affected by management's application of accounting policies, which are discussed in Note 1, "Summary of Significant Accounting Policies," of the Notes to Consolidated Financial Statements and elsewhere in the accompanying consolidated financial statements. As discussed below, our financial position or results of operations may be materially affected when reported under different conditions or when using different assumptions in the application of such policies. In the event estimates or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. Management believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company's financial statements.

Accounts Receivable

Our ability to collect outstanding receivables from our customers is critical to our operating performance and cash flows. Accounts receivable are stated at an amount management expects to collect from outstanding balances. Management provides for estimated credit losses through a charge to expense and a credit to a valuation allowance based on its assessment of the current status of individual accounts after considering the age of each receivable and communications with the customers involved. Balances that are collected, for which a credit to a valuation allowance had previously been recorded, result in a current-period reversal of the earlier transaction charging expense and crediting a valuation allowance. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable in the current period. The actual amount of accounts written off over the five year period ended May 31, 2025 equaled 0.2% of sales for that period. The balance of the valuation allowance has increased to $564,000 at May 31, 2025 from $29,000 at May 31, 2024 due to the uncertainty of collecting a $751,000 balance overdue on a structural project. The Company is in discussions with the customer regarding payment of this balance.

Inventory

Inventory is stated at the lower of average cost or net realizable value. Average cost approximates first-in, first-out cost.

Maintenance and other inventory represent stock that is estimated to have a product life-cycle in excess of twelve-months. This stock represents certain items the Company is required to maintain for service of products sold, and items that are generally subject to spontaneous ordering.

This inventory is particularly sensitive to technical obsolescence in the near term due to its use in industries characterized by the continuous introduction of new product lines, rapid technological advances, and product obsolescence. Therefore, management of the Company has recorded an allowance for potential inventory obsolescence. Based on certain assumptions and judgments made from the information available at that time, we determine the amount in the inventory allowance. If these estimates and related assumptions or the market changes, we may be required to record additional reserves. Historically, actual results have not varied materially from the Company's estimates. There was $107,000 and $791,000 of inventory disposed of during the years ended May 31, 2025 and 2024, respectively. The provision for potential inventory obsolescence was zero and $386,000 for the years ended May 31, 2025 and 2024, respectively.

Revenue Recognition

Revenue is recognized when, or as, the Company transfers control of promised products or services to a customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring those products or services.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The majority of our contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts which are, therefore, not distinct. Promised goods or services that are immaterial in the context of the contract are not separately assessed as performance obligations.

For contracts with customers in which the Company satisfies a promise to the customer to provide a product that has no alternative use to the Company and the Company has enforceable rights to payment for progress completed to date inclusive of profit, the Company satisfies the performance obligation and recognizes revenue over time (generally less than one year), using costs incurred to date relative to total estimated costs at completion to measure progress toward satisfying our performance obligations. Incurred cost represents work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. Contract costs include labor, material and overhead. Total estimated costs for each of the contracts are estimated based on a combination of historical costs of manufacturing similar products and estimates or quotes from vendors for supplying parts or services towards the completion of the manufacturing process. Adjustments to cost and profit estimates are made periodically due to changes in job performance, job conditions and estimated profitability, including those arising from final contract settlements. These changes may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Any losses expected to be incurred on contracts in progress are charged to operations in the period such losses are determined. If total costs calculated upon completion of the manufacturing process in the current period for a contract are more than the estimated total costs at completion used to calculate revenue in a prior period, then the profits in the current period will be lower than if the estimated costs used in the prior period calculation were equal to the actual total costs upon completion. Historically, actual results have not varied materially from the Company's estimates. Other sales to customers are recognized upon shipment to the customer based on contract prices and terms. In the year ended May 31, 2025, 68% of revenue was recorded for contracts in which revenue was recognized over time while 32% was recognized at a point in time. In the year ended May 31, 2024, 59% of revenue was recorded for contracts in which revenue was recognized over time while 41% was recognized at a point in time.

For financial statement presentation purposes, the Company nets progress billings against the total costs incurred and estimated earnings on uncompleted contracts. The asset, "costs and estimated earnings in excess of billings," represents revenues recognized in excess of amounts billed. The liability, "billings in excess of costs and estimated earnings," represents billings in excess of revenues recognized.

Income Taxes

The provision for income taxes provides for the tax effects of transactions reported in the financial statements regardless of when such taxes are payable. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax and financial statement basis of assets and liabilities. The deferred tax assets relate principally to asset valuation allowances such as inventory obsolescence reserves and bad debt reserves and also to liabilities including warranty reserves, accrued vacation, accrued commissions and others. The deferred tax liabilities relate primarily to differences between financial statement and tax depreciation. Deferred taxes are based on tax laws currently enacted with tax rates expected to be in effect when the taxes are actually paid or recovered.

Realization of the deferred tax assets is dependent on generating sufficient taxable income at the time temporary differences become deductible. The Company provides a valuation allowance to the extent that deferred tax assets may not be realized. A valuation allowance has not been recorded against the deferred tax assets since management believes it is more likely than not that the deferred tax assets are recoverable. The Company considers future taxable income and potential tax planning strategies in assessing the need for a potential valuation allowance. In future years the Company will need to generate approximately $13.6 million of taxable income in order to realize our deferred tax assets recorded as of May 31, 2025 of $2,848,000. This deferred tax asset balance is 31% ($671,000) higher than at the end of the prior year. The amount of the deferred tax assets considered realizable however, could be reduced in the near term if estimates of future taxable income are reduced. If actual results differ from estimated results or if the Company adjusts these assumptions, the Company may need to adjust its deferred tax assets or liabilities, which could impact its effective tax rate.

The Company's practice is to recognize interest related to income tax matters in interest income / expense and to recognize penalties in selling, general and administrative expenses.

The Company and its subsidiary file consolidated federal and state income tax returns. As of May 31, 2025, the Company had state investment tax credit carryforwards of approximately $493,000 expiring through May 2030.

**Results of Operations**

A summary of the period-to-period changes in the principal items included in the consolidated statements of income is shown below:

**Summary comparison of the years ended May 31, 2025 and 2024**

|  | Increase / (Decrease) |
|---|---|
| Sales, net | $ 1,710,000 |
| Cost of goods sold | $ 1,071,000 |
| Research and development costs | $ 56,000 |
| Selling, general and administrative expenses | $ 436,000 |
| Other income | $ (35,000) |
| Income before provision for income taxes | $ 112,000 |
| Provision for income taxes | $ (302,000) |
| Net income | $ 414,000 |

**For the year ended May 31, 2025** (All figures being discussed are for the year ended May 31, 2025 as compared to the year ended May 31, 2024).

|  | Year ended May 31 | | Change | |
|---|---|---|---|---|
|  | 2025 | 2024 | Amount | Percent |
| Net Revenue | $ 46,293,000 | $ 44,583,000 | $ 1,710,000 | *4%* |
| Cost of sales | 24,815,000 | 23,744,000 | 1,071,000 | *5%* |
| Gross profit | $ 21,478,000 | $ 20,839,000 | $ 639,000 | *3%* |
| … as a percentage of net revenues | 46% | 47% | | |

The Company's consolidated results of operations showed a 4% increase in net revenues and an increase in net income of 5%. Revenues recorded in the year ended May 31, 2025 for long-term projects ("Project(s)") were 19% higher than the level recorded in the prior year. We had 37 Projects in process during the year ended May 31, 2025 compared with 39 during the same period last year. Revenues recorded in the year ended May 31, 2025 for other-than long-term projects (non-projects) were 18% lower than the level recorded in the prior year. The number of Projects in-process fluctuates from period to period. The changes from the prior year to the year ended May 31, 2025 are not necessarily representative of future results.

Sales of the Company's products are made to three general groups of customers: industrial, structural and aerospace / defense. The Company saw a 3% increase from last year's level in sales to structural customers who were seeking seismic / wind protection for either construction of new buildings and bridges or retrofitting existing buildings and bridges along with a 2% increase in sales to customers in aerospace / defense and a 24% increase in sales to customers using our products in industrial applications.

A breakdown of sales to these three general groups of customers, as a percentage of total net revenue for fiscal years ended May 31, 2025 and 2024 is as follows:

|  | Year ended May 31 | |
|---|---|---|
|  | 2025 | 2024 |
| Industrial | 9% | 8% |
| Structural | 32% | 32% |
| Aerospace / Defense | 59% | 60% |

Total sales within the U.S. decreased 5% from last year. Total sales to Asia increased to $7.0 million from $2.0 million last year. The shift in domestic and international sales concentration from the prior year is attributable to normal changes in structural project activity. Net revenue by geographic region, as a percentage of total net revenue for fiscal years ended May 31, 2025 and 2024 is as follows:

|  | Year ended May 31 | |
|---|---|---|
|  | 2025 | 2024 |
| U.S. | 79% | 86% |
| Asia | 15% | 4% |
| Other | 6% | 10% |

The gross profit as a percentage of net revenue of 46% in the year ended May 31, 2025 is in line with the same period of the prior year.

At May 31, 2025, we had 142 open sales orders in our backlog with a total sales value of $27.1 million. At May 31, 2024, we had 134 open sales orders in our backlog with a total sales value of $33.1 million. $13.1 million of the current backlog is on Projects already in progress. $18.6 million of the $33.1 million sales order backlog at May 31, 2024 was in progress at that date. 75% of the sales value in the backlog is for aerospace / defense customers compared to 72% at the end of fiscal 2024. As a percentage of the total sales order backlog, orders from structural customers accounted for 19% at May 31, 2025 and 22% at May 31, 2024. The Company expects to recognize revenue for the majority of the backlog during the fiscal year ending May 31, 2026, with the remainder during the fiscal year ending May 31, 2027.

The Company's backlog, revenues, commission expense, gross margins, gross profits, and net income fluctuate from period to period. Total sales in the current period and the changes in the current period compared to the prior period, are not necessarily representative of future results.

*Research and Development Costs*

|  | Years ended May 31 | | Change | |
|---|---|---|---|---|
|  | 2025 | 2024 | Amount | Percent |
| R & D | $ 444,000 | $ 388,000 | $ 56,000 | 14% |
| … as a percentage of net revenues | 1.0% | 0.9% | | |

Research and development costs increased 14% from the prior year.

*Selling, General and Administrative Expenses*

|  | Years ended May 31 | | Change | |
|---|---|---|---|---|
|  | 2025 | 2024 | Amount | Percent |
| S G & A | $ 11,407,000 | $ 10,971,000 | $ 436,000 | 4% |
| … as a percentage of net revenues | 25% | 25% | | |

Selling, general and administrative expenses increased 4% from the prior year, primarily from increased credit loss expense.

*Operating Income*

Operating income of $9,627,000 for the year ended May 31, 2025 increased 2% from the prior year, primarily from increased revenue.

*Other Income*

Other income decreased 2% from the prior year. The decrease was driven by short-term investment interest income.

*Provision for Income Taxes*

The Company's effective tax rate (ETR) is calculated based upon current assumptions relating to the year's operating results and various tax related items. The ETR for the fiscal year ended May 31, 2025 is 15%, compared to the ETR for the prior year of 18%.

A reconciliation of provision for income taxes at the statutory rate to income tax provision at the Company's effective rate is as follows:

|  | 2025 | 2024 |
|---|---|---|
| Computed tax provision at the expected statutory rate | $ 2,317,000 | $ 2,293,000 |
| Tax effect of permanent differences: | | |
| Research tax credits | (489,000) | (408,000) |
| Foreign-derived intangible income deduction | (225,000) | (142,000) |
| Stock option costs | (12,000) | 49,000 |
| Other permanent differences | 24,000 | 3,000 |
| Other | 5,000 | 127,000 |
|  | $ 1,620,000 | $ 1,922,000 |

The foreign-derived intangible income deduction is a tax deduction provided to corporations that sell goods or services to foreign customers. It became available through the Tax Cuts and Jobs Act of 2017.

**Liquidity and Capital Resources, Line of Credit and Long-Term Debt**

The Company's primary liquidity requirements depend on its working capital and capital expenditure needs. Working capital consists primarily of cash and short-term investments, inventory, accounts receivable, costs and estimated earnings in excess of billings, accounts payable, accrued expenses and billings in excess of costs and estimated earnings. The Company's primary source of liquidity has been excess cash flow from operations.

Capital expenditures for the year ended May 31, 2025 were $2,602,000 compared to $1,149,000 in the prior year. Current year capital expenditures included new manufacturing machinery, testing equipment, upgrades to technology equipment and assembly / test facility improvements. The Company has commitments to make capital expenditures of approximately $1,853,000 as of May 31, 2025. These capital expenditures will be primarily for new manufacturing and testing equipment.

The Company has a $10,000,000 demand line of credit with M&T Bank, with interest payable at the Company's option of 30, 60 or 90 day SOFR rate plus 2.365%. There is no outstanding balance at May 31, 2025. The line is secured by a negative pledge of the Company's real and personal property and is subject to renewal annually. The bank is not committed to make loans under this line of credit and no commitment fee is charged.

Management believes that the Company's cash on hand, cash flows from operations, and borrowing capacity under the bank line of credit will be sufficient to fund ongoing operations and capital improvements for the next twelve months.

**Inventory and Maintenance Inventory**

|  | May 31, 2025 | | May 31, 2024 | | Increase /(Decrease) | |
|---|---|---|---|---|---|---|
| Raw materials | $ 627,000 | | $ 887,000 | | $ (260,000) | -29% |
| Work-in-process | 7,223,000 | | 6,412,000 | | 811,000 | 13% |
| Finished goods | 263,000 | | 213,000 | | 50,000 | 23% |
| Inventory | 8,113,000 | 88% | 7,512,000 | 83% | 601,000 | 8% |
| Maintenance and other inventory | 1,108,000 | 12% | 1,580,000 | 17% | (472,000) | -30% |
| Total | $ 9,221,000 | 100% | $ 9,092,000 | 100% | $ 129,000 | 1% |
| | | | | | | |
| Inventory turnover | 2.7 | | 3.0 | | | |

Inventory, at $8,113,000 as of May 31, 2025, is eight percent higher than at the prior year-end. Of this, approximately 89% is work in process, 3% is finished goods, and 8% is raw materials. All of the current inventory is expected to be consumed or sold within twelve months. The level of inventory will fluctuate from time to time due to the stage of completion of the non-project sales orders in progress at the time.

The Company disposed of approximately $107,000 and $791,000 of obsolete inventory during the years ended May 31, 2025 and 2024, respectively.

**Accounts Receivable, Costs and Estimated Earnings in Excess of Billings ("CIEB") and Billings in Excess of Costs and Estimated Earnings ("BIEC")**

| | May 31, 2025 | May 31, 2024 | Increase /(Decrease) | |
|---|---|---|---|---|
| Accounts receivable | 5,600,000 | 5,212,000 | 388,000 | 7% |
| CIEB | 5,360,000 | 4,357,000 | 1,003,000 | 23% |
| Less: BIEC | 4,382,000 | 5,601,000 | (1,219,000) | -22% |
| Net | $ 6,578,000 | $ 3,968,000 | $ 2,610,000 | 66% |

| | | |
|---|---|---|
| Number of an average day's sales outstanding in accounts receivable (DSO) | 32 | 39 |

The Company combines the totals of accounts receivable, the asset CIEB, and the liability BIEC, to determine how much cash the Company will eventually realize from revenue recorded to date. As the accounts receivable figure rises in relation to the other two figures, the Company can anticipate increased cash receipts within the ensuing 30-60 days.

Accounts receivable of $5,600,000 as of May 31, 2025 includes no retainage by customers on long-term construction projects. The number of an average day's sales outstanding in accounts receivable (DSO) was 32 days at May 31, 2025 and 39 days at May 31, 2024. The Company increased its allowance for estimated credit losses to $564,000 at May 31, 2025 from $29,000 at May 31, 2024 due to the uncertainty of collecting a $751,000 overdue balance on a structural project.

The status of the projects in-progress at the end of the current and prior fiscal years have changed in the factors affecting the year-end balances in the asset CIEB, and the liability BIEC:

| | 2025 | 2024 |
|---|---|---|
| Number of projects in progress at year-end | 21 | 19 |
| Aggregate percent complete at year-end | 65% | 53% |
| Average total value of projects in progress at year-end | $1,846,000 | $2,089,000 |
| Percentage of total value invoiced to customer | 64% | 56% |

There are two more projects in-process at the end of the current fiscal year as compared with the prior year end and the average value of those projects has decreased by 12% between those two dates.

As noted above, CIEB represents revenues recognized in excess of amounts billed. Whenever possible, the Company negotiates a provision in sales contracts to allow the Company to bill, and collect from the customer, payments in advance of shipments. Unfortunately, provisions such as this are often not possible. The $5,360,000 balance in this account at May 31, 2025 is a 23% increase from the prior year end. This increase reflects the higher aggregate level of the percentage of completion of these Projects as of the current year end as compared with the Projects in process at the prior year end. Generally, if progress billings are permitted under the terms of a project sales agreement, then the more complete the project is, the more progress billings will be permitted. The Company expects to bill the entire amount during the next twelve months. 38% of the CIEB balance as of the end of the last fiscal quarter, February 28, 2025, was billed to those customers in the current fiscal quarter ended May 31, 2025. The remainder will be billed as the projects progress, in accordance with the terms specified in the various contracts.

The year-end balances in the CIEB account are comprised of the following components:

|  | May 31, 2025 | May 31, 2024 |
|---|---|---|
| Costs | $ 8,514,000 | $ 9,644,000 |
| Estimated earnings | 9,289,000 | 9,782,000 |
| Less: Billings to customers | 12,443,000 | 15,069,000 |
| CIEB | $ 5,360,000 | $ 4,357,000 |
| Number of projects in progress | 14 | 14 |

As noted above, BIEC represents billings to customers in excess of revenues recognized. The $4,382,000 balance in this account at May 31, 2025 is in comparison to a $5,601,000 balance at the end of the prior year. The balance in this account fluctuates in the same manner and for the same reasons as the account "costs and estimated earnings in excess of billings," discussed above. Final delivery of product under these contracts is expected to occur during the next twelve months.

The year-end balances in this account are comprised of the following components:

|  | May 31, 2025 | May 31, 2024 |
|---|---|---|
| Billings to customers | $ 12,253,000 | $ 7,211,000 |
| Less: Costs | 3,985,000 | 933,000 |
| Less: Estimated earnings | 3,886,000 | 677,000 |
| BIEC | $ 4,382,000 | $ 5,601,000 |
| Number of projects in progress | 7 | 5 |

Accounts payable, at $1,119,000 as of May 31, 2025, is 22% less than the prior year end. This decrease is normal fluctuation of this account and is not considered to be unusual. The Company expects the current accounts payable amount to be paid during the next twelve months.

Accrued expenses of $4,072,000 decreased 13% from the prior year level of $4,664,000. This change is due to decreases in accrued incentive compensation.



Lumsden McCormick LLP
CERTIFIED PUBLIC ACCOUNTANTS
Cyclorama Building | 369 Franklin Street | Buffalo, NY 14202
p: 716.856.3300 | f: 716.856.2524 | www.LumsdenCPA.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

The Board of Directors and Stockholders
Taylor Devices, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying consolidated balance sheets of Taylor Devices, Inc. and Subsidiary (the Company) as of May 31, 2025 and 2024, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial condition of the Company as of May 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

**Critical Audit Matters**

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

***Cost Estimates for Long-Term Contracts and Related Revenue Recognition***

*Description of the Matter*

As more fully described in Note 1 to the consolidated financial statements, the Company recognizes revenue over time for long-term contracts as goods are produced. The Company uses costs incurred as the method to determine progress, and revenue is recognized based on costs incurred to date plus an estimate of margin at completion. The process of estimating margin at completion involves estimating the costs to complete production of goods and comparing those costs to the estimated final revenue amount. Long-term contracts are inherently uncertain in that revenue is fixed while the estimates of costs required to complete these contracts are subject to significant variability. Due to the technical performance requirements in many of these contracts, changes to cost estimates could occur, resulting in higher or lower margins when the contracts are completed.

Given the inherent uncertainty and significant judgments necessary to estimate future costs at completion, auditing these estimates involved a focused audit effort and a high degree of auditor judgment.

*How We Addressed the Matter in Our Audit*

Our auditing procedures related to the cost estimates for long-term contracts and related revenue recognition included the following, among others:
- We evaluated the appropriateness and consistency of management's methods used to develop its estimates.
- We evaluated the reasonableness of judgments made and significant assumptions used by management relating to key estimates.
- We selected a sample of executed contracts to understand the contract, perform an independent assessment of the appropriate timing of revenue recognition, and test the mathematical accuracy of revenue recognized based on costs incurred to date relative to total estimated costs at completion.
- We performed inquiries of the Company's project managers and others directly involved with the contracts to evaluate project status and project challenges which may affect total estimated costs to complete. We also observed the project work site when key estimates related to tangible or physical progress of the project.
- We tested the accuracy and completeness of the data used to develop key estimates, including material, labor, overhead, and sub-contractor costs.
- We performed retrospective reviews of prior year long-term contracts, comparing actual performance to estimated performance and the related financial statement impact, when evaluating the thoroughness and precision of management's estimation process in previous years.

***Valuation of Inventory***

*Description of the Matter*

As of May 31, 2025, the Company's inventory balance was $8.1 million, net of a $23,000 allowance for obsolescence, its maintenance and other inventory balance was $1.1 million, net of an approximate $765,000 allowance for obsolescence. As discussed in Note 5, maintenance and other inventory represents certain items that are estimated to have a product life-cycle in excess of twelve months the Company is required to maintain for service of products sold and items that are generally subject to spontaneous ordering. The Company evaluates its inventory for obsolescence on an ongoing basis by considering historical usage as well as requirements for future orders.

Given the inherent uncertainty and significant judgments necessary to estimate potential inventory obsolescence, auditing management's estimates involved a high degree of auditor judgment.

*How We Addressed the Matter in Our Audit*

Our auditing procedures related to valuation of inventory included the following, among others:
- We evaluated the appropriateness and consistency of management's methods used to develop its estimates.
- We evaluated the reasonableness of judgments made and significant assumptions used by management relating to key estimates.
- We inquired of management relative to write-offs of inventory during the year.
- We tested the completeness and accuracy of management's schedule of inventory.
- We developed an independent expectation of the obsolescence reserve based on our knowledge of the Company's inventory, including analysis of slow-moving items and historical usage and compared it to actual.
- We examined management's lower of cost or net realizable value analysis and performed procedures to test its completeness and accuracy.
- We selected a sample of material purchases made during the year to ensure they were included in inventory at the proper value.
- During our physical inventory observation, we toured the Company's warehouses and examined inventory on hand for any indications of obsolescence.

*Lumsden & McCormick, LLP*

We have served as the Company's auditor since 1998.

Buffalo, New York
August 15, 2025

TAYLOR DEVICES, INC. AND SUBSIDIARY

**Consolidated Balance Sheets**

| May 31, | | 2025 | | 2024 |
|---|---|---|---|---|
| **Assets** | | | | |
| **Current assets:** | | | | |
| Cash and cash equivalents | $ | 1,190,656 | $ | 2,831,471 |
| Short-term investments | | 34,799,367 | | 28,131,279 |
| Accounts and other receivables, net (Note 2) | | 5,599,785 | | 5,212,408 |
| Inventory (Note 3) | | 8,113,321 | | 7,512,052 |
| Prepaid expenses | | 1,124,878 | | 725,506 |
| Prepaid income taxes | | 94,333 | | - |
| Costs and estimated earnings in excess of billings (Note 4) | | 5,360,499 | | 4,356,565 |
| **Total current assets** | | 56,282,839 | | 48,769,281 |
| | | | | |
| Maintenance and other inventory, net (Note 5) | | 1,107,875 | | 1,579,829 |
| Property and equipment, net (Note 6) | | 12,074,172 | | 11,180,933 |
| Patents, net | | 270,370 | | 292,593 |
| Cash value of life insurance, net | | 219,444 | | 214,824 |
| Other assets | | 65,420 | | 27,343 |
| Deferred income taxes (Note 10) | | 1,598,000 | | 1,012,615 |
| | $ | 71,618,120 | $ | 63,077,418 |
| **Liabilities and Stockholders' Equity** | | | | |
| **Current liabilities:** | | | | |
| Accounts payable | $ | 1,119,240 | $ | 1,438,847 |
| Accrued expenses (Note 8) | | 4,072,436 | | 4,664,463 |
| Billings in excess of costs and estimated earnings (Note 4) | | 4,382,067 | | 5,601,274 |
| Accrued income taxes | | - | | 126,148 |
| **Total current liabilities** | | 9,573,743 | | 11,830,732 |
| | | | | |
| **Stockholders' Equity:** | | | | |
| Common stock, $.025 par value, authorized 8,000,000 shares, | | | | |
| issued 4,196,470 and 4,165,315 shares | | 104,835 | | 104,056 |
| Paid-in capital | | 14,544,580 | | 12,959,531 |
| Retained earnings | | 60,540,154 | | 51,127,018 |
| | | 75,189,569 | | 64,190,605 |
| Treasury stock – 1,051,688 and 1,046,742 shares at cost | | (13,145,192) | | (12,943,919) |
| **Total stockholders' equity** | | 62,044,377 | | 51,246,686 |
| | $ | 71,618,120 | $ | 63,077,418 |

*See notes to consolidated financial statements.*

TAYLOR DEVICES, INC. AND SUBSIDIARY

**Consolidated Statements of Income**

| For the years ended May 31, | | 2025 | | 2024 |
|---|---|---|---|---|
| Sales, net (Note 9) | $ | 46,292,725 | $ | 44,582,807 |
| Cost of goods sold | | 24,814,581 | | 23,743,554 |
| **Gross profit** | | 21,478,144 | | 20,839,253 |
| Research and development costs | | 444,000 | | 388,476 |
| Selling, general and administrative expenses | | 11,406,817 | | 10,971,358 |
| **Operating income** | | 9,627,327 | | 9,479,419 |
| Other income | | | | |
| Interest, net | | 1,402,440 | | 1,426,584 |
| Miscellaneous | | 3,369 | | 14,759 |
| Total other income, net | | 1,405,809 | | 1,441,343 |
| **Income before provision for income taxes** | | 11,033,136 | | 10,920,762 |
| Provision for income taxes (Note 10) | | 1,620,000 | | 1,922,000 |
| **Net income** | $ | 9,413,136 | $ | 8,998,762 |
| Basic earnings per common share (Note 11) | $ | 3.01 | $ | 2.68 |
| Diluted earnings per common share (Note 11) | $ | 2.87 | $ | 2.58 |

*See notes to consolidated financial statements.*

TAYLOR DEVICES, INC. AND SUBSIDIARY

## Consolidated Statements of Stockholders' Equity

| For the years ended May 31, | | 2025 | | 2024 |
|---|---|---|---|---|
| **Common Stock** | | | | |
| Beginning of period | $ | **104,056** | $ | 102,127 |
| Issuance of shares for employee stock purchase plan | | **4** | | 10 |
| Issuance of shares for employee stock option plan | | **775** | | 1,919 |
| End of period | | **104,835** | | 104,056 |
| | | | | |
| **Paid-in Capital** | | | | |
| Beginning of period | | **12,959,531** | | 10,947,089 |
| Issuance of shares for employee stock purchase plan | | **6,432** | | 9,904 |
| Issuance of shares for employee stock option plan | | **356,108** | | 955,286 |
| Stock options issued for services | | **1,222,509** | | 1,047,252 |
| End of period | | **14,544,580** | | 12,959,531 |
| | | | | |
| **Retained Earnings** | | | | |
| Beginning of period | | **51,127,018** | | 42,128,256 |
| Net income | | **9,413,136** | | 8,998,762 |
| End of period | | **60,540,154** | | 51,127,018 |
| | | | | |
| **Treasury Stock** | | | | |
| Beginning of period | | **(12,943,919)** | | (3,084,742) |
| Issuance of shares for employee stock option plan | | **(201,273)** | | (715,599) |
| Repurchase of shares | | **-** | | (9,143,578) |
| End of period | | **(13,145,192)** | | (12,943,919) |
| | | | | |
| **Total stockholders' equity** | $ | **62,044,377** | $ | 51,246,686 |

*See notes to consolidated financial statements*

TAYLOR DEVICES, INC. AND SUBSIDIARY

**Consolidated Statements of Cash Flows**

| For the years ended May 31, | | 2025 | | 2024 |
|---|---|---|---|---|
| **Operating activities:** | | | | |
| Net income | $ | 9,413,136 | $ | 8,998,762 |
| Adjustments to reconcile net income to net cash flows from operating activities: | | | | |
| Depreciation | | 1,708,849 | | 1,690,239 |
| Amortization | | 22,223 | | 7,407 |
| Stock options issued for services | | 1,222,509 | | 1,047,252 |
| Credit loss expense | | 535,000 | | - |
| Provision for inventory obsolescence | | - | | 385,744 |
| Deferred income taxes | | (585,385) | | (444,000) |
| Changes in other assets and liabilities: | | | | |
| Accounts and other receivables | | (922,377) | | 341,096 |
| Inventory | | (129,315) | | (2,533,181) |
| Prepaid expenses | | (399,372) | | (285,899) |
| Prepaid income taxes | | (94,333) | | 228,947 |
| Costs and estimated earnings in excess of billings | | (1,003,934) | | (232,383) |
| Accounts payable | | (319,607) | | (278,810) |
| Accrued expenses | | (592,027) | | 586,141 |
| Billings in excess of costs and estimated earnings | | (1,219,207) | | 3,608,804 |
| Accrued income taxes | | (126,148) | | 126,148 |
| Other assets | | (38,077) | | (27,343) |
| **Net operating activities** | | 7,471,935 | | 13,218,924 |
| | | | | |
| **Investing activities:** | | | | |
| Acquisition of property and equipment | | (2,602,088) | | (1,149,388) |
| Patent expenditures | | - | | (300,000) |
| Increase in short-term investments | | (6,668,088) | | (3,616,522) |
| Increase in cash value of life insurance | | (4,620) | | (4,704) |
| **Net investing activities** | | (9,274,796) | | (5,070,614) |
| | | | | |
| **Financing activities:** | | | | |
| Proceeds from issuance of common stock | | 363,319 | | 967,119 |
| Acquisition of treasury stock | | (201,273) | | (9,859,177) |
| **Net financing activities** | | 162,046 | | (8,892,058) |
| | | | | |
| Net change in cash and cash equivalents | | (1,640,815) | | (743,748) |
| | | | | |
| Cash and cash equivalents - beginning | | 2,831,471 | | 3,575,219 |
| | | | | |
| Cash and cash equivalents - ending | $ | 1,190,656 | $ | 2,831,471 |

*See notes to consolidated financial statements.*

## Notes to Consolidated Financial Statements

### 1. Summary of Significant Accounting Policies:

#### Nature of Operations:

Taylor Devices, Inc. (the Company) manufactures and sells a single group of very similar products that have many different applications for customers. These similar products are included in one of nine categories; namely, Seismic Dampers, Fluidicshoks®, Crane and Industrial Buffers, Self-Adjusting Shock Absorbers, Liquid Die Springs, Vibration Dampers, Machined Springs, Custom Shock and Vibration Isolators, and Custom Actuators for use in various types of machinery, equipment and structures, primarily to customers which are located throughout the United States and several foreign countries. The products are manufactured at the Company's sole operating facility in the United States where all of the Company's long-lived assets reside. Management does not track or otherwise account for sales broken down by these categories.

The chief operating decision maker is the Chief Executive Officer who assesses performance for the business (and lone segment) and decides how to allocate resources based on net income as reported in a format consistent with the consolidated statements of income included in these consolidated financial statements. The measure of segment assets is as reported on the consolidated balance sheets in these consolidated financial statements.

79% of the Company's 2025 revenue was generated from sales to customers in the United States and 15% was from sales to customers in Asia. Remaining sales were to customers in other countries in North America, Europe, Australia, and South America.

86% of the Company's 2024 revenue was generated from sales to customers in the United States and 4% was from sales to customers in Asia. Remaining sales were to customers in other countries in North America, Europe, Australia, and South America.

#### Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Tayco Realty Corporation (Realty). All inter-company transactions and balances have been eliminated in consolidation.

#### Subsequent Events:

The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through the date the financial statements were issued.

#### Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

#### Cash and Cash Equivalents:

The Company includes all highly liquid investments in money market funds in cash and cash equivalents on the accompanying balance sheets.

Cash and cash equivalents in financial institutions may exceed insured limits at various times during the year and subject the Company to concentrations of credit risk.

**Short-Term Investments:**

At times, the Company invests excess funds in liquid interest earning instruments. Short-term investments at May 31, 2025 and May 31, 2024 include money market funds, U.S. treasury securities and corporate bonds stated at fair value, which approximates cost. Unrealized holding gains and losses would be presented as a separate component of accumulated other comprehensive income, net of deferred income taxes. Realized gains and losses on the sale of investments are determined using the specific identification method.

The short-term investments are valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

**Accounts and Other Receivables:**

Accounts and other receivables are stated at an amount management expects to collect from outstanding balances.  Management provides for estimated credit losses through a charge to expense and a credit to a valuation allowance based on its assessment of the current status of individual accounts.  Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the receivable.

**Inventory:**

Inventory is stated at the lower of average cost or net realizable value. Average cost approximates first-in, first-out cost.

**Property and Equipment:**

Property and equipment is stated at cost net of accumulated depreciation.  Depreciation is provided primarily using the straight-line method for financial reporting purposes and accelerated methods for income tax reporting purposes.  Maintenance and repairs are charged to operations as incurred; significant improvements are capitalized.

**Cash Value of Life Insurance:**

Cash value of life insurance is stated at the surrender value of the contracts.

**Revenue Recognition:**

Revenue is recognized (generally at fixed prices) when, or as, the Company transfers control of promised products or services to a customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring those products or services.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The majority of the Company's contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts which are, therefore, not distinct. Promised goods or services that are immaterial in the context of the contract are not separately assessed as performance obligations.

For contracts with customers in which the Company satisfies a promise to the customer to provide a product that has no alternative use to the Company and the Company has enforceable rights to payment for progress completed to date inclusive of profit, the Company satisfies the performance obligation and recognizes revenue over time (generally less than one year), using costs incurred to date relative to total estimated costs at completion to measure progress toward satisfying the Company's performance obligations. Incurred costs represents work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. Contract costs include labor, material and overhead.  Adjustments to cost estimates are made periodically, and losses expected to be incurred on contracts in progress are charged to operations in the period such losses are determined.  Other sales to customers are recognized upon shipment to the customer based on contract prices and terms.  In the year ended May 31, 2025, 68% of revenue was recorded for contracts in which revenue was recognized over time while 32% was recognized at a point in time.  In the year ended May 31, 2024, 59% of revenue was recorded for contracts in which revenue was recognized over time while 41% was recognized at a point in time.

Progress payments are typically negotiated for longer term projects. Payments are otherwise due once performance obligations are complete (generally at shipment and transfer of title). For financial statement presentation purposes, the Company nets progress billings against the total costs incurred on uncompleted contracts. The asset, "costs and estimated earnings in excess of billings," represents revenues recognized in excess of amounts billed. The liability, "billings in excess of costs and estimated earnings," represents billings in excess of revenues recognized.

If applicable, the Company recognizes an asset for the incremental material costs of obtaining a contract with a customer if the Company expects the benefit of those costs to be longer than one year and the costs are expected to be recovered. As of May 31, 2025 and 2024, the Company does not have material incremental costs on any open contracts with an original expected duration of greater than one year, and therefore such costs are expensed as incurred. These incremental costs include, but are not limited to, sales commissions incurred to obtain a contract with a customer.

### Shipping and Handling Costs:

Shipping and handling costs on incoming inventory items are classified as a component of cost of goods sold, while shipping and handling costs on outgoing shipments to customers are classified as a component of selling, general and administrative expenses. The amounts of these costs classified as a component of selling, general and administrative expenses were $239,182 and $190,939 for the years ended May 31, 2025 and 2024. Shipping and handling activities that occur after the customer has obtained control of the product are considered fulfillment activities, not performance obligations.

### Income Taxes:

The provision for income taxes provides for the tax effects of transactions reported in the financial statements regardless of when such taxes are payable. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax and financial statement basis of assets and liabilities. Deferred taxes are based on tax laws currently enacted with tax rates expected to be in effect when the taxes are actually paid or recovered.

The Company's practice is to recognize interest related to income tax matters in interest income / expense and to recognize penalties in selling, general and administrative expenses. The Company did not have any accrued interest or penalties included in its consolidated balance sheets at May 31, 2025 and 2024. The Company recorded no interest expense or penalties in its consolidated statements of income during the years ended May 31, 2025 and 2024.

The Company believes it is no longer subject to examination by federal and state taxing authorities for years prior to May 31, 2022.

### Sales Taxes:

Certain jurisdictions impose a sales tax on Company sales to nonexempt customers. The Company collects these taxes from customers and remits the entire amount as required by the applicable law. The Company excludes from revenues and expenses the tax collected and remitted.

### Stock-Based Compensation:

The Company measures compensation cost arising from the grant of share-based payments to employees at fair value and recognizes such cost in income over the period during which the employee is required to provide service in exchange for the award. The stock-based compensation expense for the years ended May 31, 2025 and 2024 was $1,222,509 and $1,047,252.

**New Accounting Standards:**

Any recently issued Accounting Standards Codification (ASC) guidance has either been implemented or is not significant to the Company.

**2. Accounts and Other Receivables:**

|  | 2025 | 2024 |
|---|---|---|
| Customers | $ 6,164,251 | $ 5,241,874 |
| Customers – retention | - | - |
|  | 6,164,251 | 5,241,874 |
| Less allowance for estimated credit losses | 564,466 | 29,466 |
|  | $ 5,599,785 | $ 5,212,408 |

Retention receivable from customers represents amounts invoiced to customers where payments have been partially withheld pending completion of the project. The Company increased its allowance for estimated credit losses due to the uncertainty of collecting a $751,000 balance overdue on a structural project. The Company is in discussion with the customer regarding payment of this balance.

All other amounts are expected to be collected within the next fiscal year.

**3. Inventory:**

|  | 2025 | 2024 |
|---|---|---|
| Raw materials | $ 627,616 | $ 886,947 |
| Work-in-process | 7,222,613 | 6,412,497 |
| Finished goods | 286,092 | 271,608 |
|  | 8,136,321 | 7,571,052 |
| Less allowance for obsolescence | 23,000 | 59,000 |
|  | $ 8,113,321 | $ 7,512,052 |

**4. Costs and Estimated Earnings on Uncompleted Contracts:**

|  | 2025 | 2024 |
|---|---|---|
| Costs incurred on uncompleted contracts | $ 12,499,313 | $ 10,576,401 |
| Estimated earnings | 13,175,240 | 10,459,240 |
|  | 25,674,553 | 21,035,641 |
| Less billings to date | 24,696,121 | 22,280,350 |
|  | $ 978,432 | $ (1,244,709) |

Amounts are included in the accompanying balance sheets under the following captions:

|  | 2025 | 2024 |
|---|---|---|
| Costs and estimated earnings in excess of billings | $ 5,360,499 | $ 4,356,565 |
| Billings in excess of costs and estimated earnings | 4,382,067 | 5,601,274 |
|  | $ 978,432 | $ (1,244,709) |

The following summarizes the status of Projects in progress as of May 31, 2025 and 2024:

| | 2025 | 2024 |
|---|---|---|
| Number of Projects in progress | 21 | 19 |
| Aggregate percent complete | 65% | 53% |
| Aggregate amount remaining | $13,100,204 | $18,650,312 |
| Percentage of total value invoiced to customer | 64% | 56% |

The Company expects to recognize the majority of remaining revenue on all open projects during the May 31, 2026 fiscal year.

Revenue recognized during the years ended May 31, 2025 and 2024 for amounts included in billings in excess of costs and estimated earnings as of the beginning of the year amounted to $5,601,000, and $1,992,000.

## 5. Maintenance and Other Inventory:

| | 2025 | 2024 |
|---|---|---|
| Maintenance and other inventory | $ 1,872,931 | $ 2,416,748 |
| Less allowance for obsolescence | 765,056 | 836,919 |
| | $ 1,107,875 | $ 1,579,829 |

Maintenance and other inventory represent stock that is estimated to have a product life-cycle in excess of twelve-months. This stock represents certain items the Company is required to maintain for service of products sold, and items that are generally subject to spontaneous ordering. This inventory is particularly sensitive to technical obsolescence in the near term due to its use in industries characterized by the continuous introduction of new product lines, rapid technological advances and product obsolescence. Therefore, management of the Company has recorded an allowance for potential inventory obsolescence. $107,000 and $791,000 of inventory was disposed of during the years ended May 31, 2025 and 2024. The provision for potential inventory obsolescence was zero and $386,000 for the years ended May 31, 2025 and 2024. The Company continues to rework slow-moving inventory, where applicable, to convert it to product to be used on customer orders.

## 6. Property and Equipment:

| | 2025 | 2024 |
|---|---|---|
| Land | $ 195,220 | $ 195,220 |
| Buildings and improvements | 10,160,842 | 10,054,459 |
| Machinery and equipment | 17,950,644 | 15,956,076 |
| Office furniture and equipment | 3,193,150 | 3,113,921 |
| Autos and trucks | 91,717 | 24,818 |
| Land improvements | 662,168 | 662,168 |
| | 32,253,741 | 30,006,662 |
| Less accumulated depreciation | 20,179,569 | 18,825,729 |
| | $ 12,074,172 | $ 11,180,933 |

Depreciation expense was $1,708,849 and $1,690,239 for the years ended May 31, 2025 and 2024.

The Company has commitments to make capital expenditures of approximately $1,853,000 as of May 31, 2025.

## 7. Short-Term Borrowings:

The Company has available a $10,000,000 bank demand line of credit from a bank, with interest payable at the Company's option of 30, 60 or 90 day SOFR rate plus 2.365%. The line is secured by a negative pledge of the Company's real and personal property and is subject to renewal annually.

There is no amount outstanding under the line of credit at May 31, 2025 or 2024.

The Company uses a cash management facility under which the bank draws against the available line of credit to cover checks presented for payment on a daily basis. Outstanding checks under this arrangement totaled $97,673 and $372,347 as of May 31, 2025 and 2024. These amounts are included in accounts payable on the accompanying balance sheets.

## 8. Accrued Expenses:

|  | 2025 | 2024 |
|---|---|---|
| Customer deposits | $ 104,825 | $ 285,689 |
| Personnel costs | 3,214,157 | 3,763,777 |
| Other | 753,454 | 614,997 |
|  | $ 4,072,436 | $ 4,664,463 |

## 9. Sales:

The Company manufactures and sells a single group of very similar products that have many different applications for customers. These similar products are included in one of nine categories; namely, Seismic Dampers, Fluidicshoks®, Crane and Industrial Buffers, Self-Adjusting Shock Absorbers, Liquid Die Springs, Vibration Dampers, Machined Springs, Custom Shock and Vibration Isolators, and Custom Actuators. Management does not track or otherwise account for sales broken down by these categories. Sales of the Company's products are made to three general groups of customers: industrial, structural and aerospace / defense. A breakdown of sales to these three general groups of customers is as follows:

|  | 2025 | 2024 |
|---|---|---|
| Structural | $ 14,827,044 | $ 14,406,863 |
| Aerospace / Defense | 27,134,038 | 26,675,321 |
| Industrial | 4,331,643 | 3,500,623 |
|  | $ 46,292,725 | $ 44,582,807 |

Sales to two customers approximated 36% (21% and 15% respectively) of net sales for 2025. Sales to a single customer approximated 21% of net sales in 2024.

## 10. Income Taxes:

|  | 2025 | 2024 |
|---|---|---|
| Current tax provision: |  |  |
| Federal | $ 2,204,000 | $ 2,365,000 |
| State | 1,000 | 1,000 |
|  | 2,205,000 | 2,366,000 |
| Deferred tax provision (benefit): |  |  |
| Federal | (585,000) | (444,000) |
| State | - | - |
|  | (585,000) | (444,000) |
|  | $ 1,620,000 | $ 1,922,000 |

A reconciliation of provision for income taxes at the statutory rate to income tax provision at the Company's effective rate is as follows:

| | 2025 | 2024 |
|---|---|---|
| Computed tax provision at the expected statutory rate | $ 2,317,000 | $ 2,293,400 |
| Tax effect of permanent differences: | | |
| Research tax credits | (489,692) | (407,675) |
| Foreign-derived intangible income deduction | (224,700) | (142,100) |
| Stock option costs | (11,682) | 48,500 |
| Other permanent differences | 24,300 | 2,800 |
| Other | 4,774 | 127,075 |
| | $ 1,620,000 | $ 1,922,000 |
| Effective income tax rate | 14.7% | 17.6% |

Significant components of the Company's deferred tax assets and liabilities consist of the following:

| | 2025 | 2024 |
|---|---|---|
| Deferred tax assets: | | |
| Allowance for estimated credit losses | $ 118,500 | $ 6,200 |
| Tax inventory adjustment | 52,600 | 57,300 |
| Allowance for obsolete inventory | 165,500 | 188,100 |
| Accrued vacation | 169,600 | 163,000 |
| Warranty reserve | 112,500 | 100,700 |
| R&D capitalization | 2,111,200 | 1,479,800 |
| Stock options issued for services | 117,700 | 181,200 |
| | 2,847,600 | 2,176,300 |
| Deferred tax liabilities: | | |
| Excess tax depreciation | (1,249,600) | (1,163,685) |
| Net deferred tax assets | $ 1,598,000 | $ 1,012,615 |

Realization of the deferred tax assets is dependent on generating sufficient taxable income at the time temporary differences become deductible. The Company provides a valuation allowance to the extent that deferred tax assets may not be realized. A valuation allowance has not been recorded against the deferred tax assets since management believes it is more likely than not that the deferred tax assets are recoverable. The Company considers future taxable income and potential tax planning strategies in assessing the need for a potential valuation allowance. The amount of the deferred tax assets considered realizable however, could be reduced in the near term if estimates of future taxable income are reduced. The Company will need to generate approximately $13.6 million in taxable income in future years in order to realize the deferred tax assets recorded as of May 31, 2025 of $2,847,600.

The Company and its subsidiary file consolidated Federal and State income tax returns. As of May 31, 2025, the Company had State investment tax credit carryforwards of approximately $493,000 expiring through May 2030.

## 11. Earnings Per Common Share:

Basic earnings per common share is computed by dividing income available to common stockholders by the weighted-average common shares outstanding for the period. Diluted earnings per common share reflects the weighted-average common shares outstanding and dilutive potential common shares, such as stock options.

A reconciliation of weighted-average common shares outstanding to weighted-average common shares outstanding assuming dilution is as follows:

|  | 2025 | 2024 |
|---|---|---|
| Average common shares outstanding | 3,131,134 | 3,353,077 |
| Common shares issuable under stock option plans | 147,555 | 135,711 |
| Average common shares outstanding assuming dilution | 3,278,689 | 3,488,788 |

## 12. Employee Stock Purchase Plan:

In March 2004, the Company reserved 295,000 shares of common stock for issuance pursuant to a non-qualified employee stock purchase plan. Participation in the employee stock purchase plan is voluntary for all eligible employees of the Company. Purchase of common shares can be made by employee contributions through payroll deductions and without brokers' fees. At the end of each calendar quarter, the employee contributions will be applied to the purchase of common shares using a share value equal to the mean between the closing bid and ask prices of the stock on that date. These shares are distributed to the employees at the end of each calendar quarter or upon withdrawal from the plan. During the years ended May 31, 2025 and 2024, 155 ($32.51 to $49.40 price per share) and 372 ($21.70 to $48.89 price per share) common shares, respectively, were issued to employees. As of May 31, 2025, 215,838 shares were reserved for further issue.

## 13. Stock Option Plans:

In 2022, the Company adopted a stock option plan which permits the Company to grant both incentive stock options and non-qualified stock options. The incentive stock options qualify for preferential treatment under the Internal Revenue Code. Under this plan, 260,000 shares of common stock have been reserved for grant to key employees and directors of the Company and 233,800 shares have been granted as of May 31, 2025. Under the plan, the option price may not be less than the fair market value of the stock at the time the options are granted. Options vest immediately and expire ten years from the date of grant.

Using the Black-Scholes option pricing model, the weighted average estimated fair value of each option granted under the plan was $13.61 during 2025 and $12.32 during 2024. The pricing model uses the assumptions noted in the following table. Expected volatility is based on the historical volatility of the Company's stock. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The expected life of options granted is derived from previous history of stock exercises from the grant date and represents the period of time that options granted are expected to be outstanding. The Company uses historical data to estimate option exercise and employee termination assumptions under the valuation model. The Company has never paid dividends on its common stock and does not anticipate doing so in the foreseeable future.

|  | 2025 | 2024 |
|---|---|---|
| Risk-free interest rate | 3.87% | 4.00% |
| Expected life in years | 4.2 | 4.3 |
| Expected volatility | 39% | 37% |
| Expected dividend yield | 0% | 0% |

The following is a summary of stock option activity:

| | Shares | Weighted Average Exercise Price | | Intrinsic Value |
|---|---|---|---|---|
| Outstanding - May 31, 2023 | 333,000 | $ | 12.70 | $ 2,016,961 |
| Options granted | 85,000 | $ | 34.04 | |
| Less: options exercised | 76,750 | $ | 12.54 | |
| Less: options expired | 750 | | - | |
| Outstanding - May 31, 2024 | 340,500 | $ | 18.07 | $11,185,815 |
| Options granted | 89,800 | $ | 37.24 | |
| Less: options exercised | 31,000 | $ | 11.51 | |
| Less: options expired | - | | - | |
| Outstanding - May 31, 2025 | 399,300 | $ | 22.89 | $ 6,341,305 |

We calculated intrinsic value for those options that had an exercise price lower than the market price of our common shares as of the balance sheet dates. The aggregate intrinsic value of outstanding options as of the end of each fiscal year is calculated as the difference between the exercise price of the underlying options and the market price of our common shares for the options that were in-the-money at that date (309,500 at May 31, 2025 and 340,500 at May 31, 2024). The Company's closing stock price was $36.93 and $50.92 as of May 31, 2025 and 2024. As of May 31, 2025, there are 26,200 options available for future grants under the 2022 stock option plan. $356,883 was received from the exercise of options during the fiscal year ended May 31, 2025; $957,205 was received from the exercise of options during the fiscal year ended May 31, 2024.

The following table summarizes information about stock options outstanding at May 31, 2025:

| | Outstanding and Exercisable | | |
|---|---|---|---|
| Range of Exercise Prices | Number of Options | Weighted Average Remaining Years of Contractual Life | Weighted Average Exercise Price |
| $ 9.01-$10.00 | 45,000 | 5.8 | $ 9.71 |
| $10.01-$11.00 | 15,250 | 3.7 | $10.21 |
| $11.01-$12.00 | 99,000 | 5.4 | $11.72 |
| $12.01-$13.00 | 6,000 | 1.7 | $12.41 |
| $13.01-$14.00 | 10,000 | 1.9 | $13.80 |
| $16.01-$17.00 | 10,000 | 0.9 | $16.40 |
| $19.01-$20.00 | 47,500 | 7.3 | $19.89 |
| $20.01-$21.00 | 33,750 | 8.4 | $20.78 |
| $30.01-$31.00 | 43,000 | 9.9 | $30.55 |
| $43.01-$44.00 | 46,800 | 9.4 | $43.38 |
| $46.01-$47.00 | 43,000 | 8.9 | $46.99 |
| $ 9.01-$47.00 | 399,300 | 6.9 | $22.89 |

The following table summarizes information about stock options outstanding at May 31, 2024:

| | | **Outstanding and Exercisable** | | |
|---|---|---|---|
| Range of Exercise Prices | Number of Options | Weighted Average Remaining Years of Contractual Life | Weighted Average Exercise Price |
| $ 9.01-$10.00 | 55,000 | 7.0 | $ 9.67 |
| $10.01-$11.00 | 15,250 | 4.7 | $10.21 |
| $11.01-$12.00 | 106,250 | 6.5 | $11.72 |
| $12.01-$13.00 | 19,000 | 1.5 | $12.36 |
| $13.01-$14.00 | 10,000 | 2.9 | $13.80 |
| $16.01-$17.00 | 10,000 | 1.9 | $16.40 |
| $19.01-$20.00 | 47,500 | 8.3 | $19.89 |
| $20.01-$21.00 | 34,500 | 9.4 | $20.78 |
| $46.01-$47.00 | 43,000 | 9.9 | $46.99 |
| $ 9.01-$47.00 | 340,500 | 6.9 | $18.07 |

## 14. Retirement Plan:

The Company maintains a retirement plan for essentially all employees pursuant to Section 401(k) of the Internal Revenue Code. The Company matches a percentage of employee voluntary salary deferrals subject to limitations. The Company may also make discretionary contributions as determined annually by the Company's Board of Directors. The amount expensed under the plan was $462,445 and $431,720 for the years ended May 31, 2025 and 2024.

## 15. Fair Value of Financial Instruments:

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate fair value because of the short maturity of these instruments.

The fair values of short-term investments were determined as described in Note 1.

## 16. Cash Flows Information:

| | 2025 | 2024 |
|---|---|---|
| Interest paid | None | None |
| Income taxes paid | $2,425,000 | $2,010,000 |

## 17. Legal Proceedings:

The Company has been named as a third-party defendant in an action captioned Board of Managers of the 432 Park Condominium, et al. v. 56th and Park (NY) Owner LLC, et al. (the "Action").

The Action was filed on or about September 23, 2021. In the Action, the Board of Managers of 432 Park Condominium (the "Owner"), a condominium association for a high-rise condominium building (the "Building") located at 432 Park Avenue in New York, N.Y., asserts a claim against the condominium sponsor, 56th and Park (NY) Owner LLC (the "Sponsor") for damages arising from construction and design defects to the residential and commercial units at the Building.

The Sponsor subsequently filed a third-party complaint against LendLease Construction (US) LMB ("LendLease") and other parties involved in the Building's design. As to LendLease, the third-party complaint alleges breach of a construction management contract between LendLease and the Sponsor and negligence arising from purported failure to perform under the contract, and seeks indemnification against any damages asserted against the Sponsor by the Owner.

LendLease subsequently initiated a third-party complaint seeking indemnification from entities with whom LendLease had contracted for the supply of materials and services in connection with construction of the Building. The third-party complaint also names the Company as a third-party defendant based upon a contract between the Company and LendLease to supply 16 Viscous

Damping Devices that were incorporated into a Tuned Mass Damper system designed by a third party to limit accelerations of the Building during wind events. The Company has timely filed and served an answer denying the allegations in LendLease's third party complaint.

The Action, and all of the related third-party actions, are pending in the Commercial Division of the Supreme Court, New York County.

Discovery relating to the Action remains ongoing and is expected to conclude on or about December 24, 2025, and the deadline to file dispositive motions has been extended to March 11, 2026.

At present, the Company is unable to determine the likelihood of an unfavorable outcome or to quantify a potential loss.



# CORPORATE INFORMATION

## Transfer Agent and Registrar

The Company's transfer agent is responsible for stockholder records, issuance of stock certificates and distribution of dividend payments and IRS Form 1099s. The transfer agent also administers plans for dividend reinvestment and direct deposit. Stockholder requests and inquiries concerning these matters are most efficiently answered by corresponding directly with Computershare Investor Services, 150 Royall Street, Canton, Massachusetts 02021. Communication may also be made by telephone by calling (800) 522-6645, via the Internet at www.computershare.com.

## Stock Listing

 Taylor Devices, Inc. stock is listed and traded on The Nasdaq Stock Market LLC
Ticker Symbol: TAYD

## Annual Meeting

The 2025 Annual Meeting of Shareholders of Taylor Devices, Inc. will be held at the Hyatt Place Buffalo/ Amherst, 5020 Main Street, Amherst, New York 14226, on **October 17, 2025, at 11:00 a.m.**, Eastern Time. There will also be a live webcast of the Annual Meeting available on the Company's website at www.taylordevices.com/annual-shareholders-meeting/. The webcast is being made available only for informational purposes. The Annual Meeting is being held in person, and accessing the webcast will neither count as attendance for purposes of meeting quorum requirements nor enable a shareholder to vote. Our shareholders of record at the close of business on August 18, 2025, the record date for the Annual Meeting, may vote at the meeting by attending in person or following the instructions in the Company's proxy materials. Shareholders who do not attend in person are encouraged to vote by proxy.

## Holders

As of August, the number of issued and outstanding shares of Common Stock was 3,147,193 and the approximate number of record holders of the Company's Common Stock was 340. Due to a substantial number of shares of the Company's Common Stock held in street name, the Company believes that the total number of beneficial owners of its Common Stock is approximately 3,400.

## Form 10-K

A copy of the Company's Annual Report on Form 10-K is available to stockholders without charge upon written request to the attention of Paul Heary, CFO at Taylor Devices, Inc. 90 Taylor Drive, North Tonawanda, NY 14120.

## Independent Registered Public Accounting Firm

Lumsden & McCormick, LLP
Cyclorama Building
369 Franklin Street
Buffalo, NY 14202-1702

## General Counsel

Hodgson Russ LLP
140 Pearl Street
Suite 100
Buffalo, NY 14202

## OFFICERS AND DIRECTORS

**F. Eric Armenat**
BOARD MEMBER

**John Burgess**
CHAIRMAN OF THE BOARD

**Robert M. Carey**
BOARD MEMBER

**Paul Heary**
CHIEF FINANCIAL OFFICER

**Alan Klembczyk**
BOARD MEMBER

**Timothy Sopko**
CHIEF EXECUTIVE OFFICER
AND BOARD MEMBER

## MANAGEMENT TEAM

**Todd Avery**
STRUCTURAL IPT LEAD

**Stuart Buckley**
VICE PRESIDENT,
BUSINESS DEVELOPMENT
AND STRATEGY

**Robert Conrad**
VICE PRESIDENT,
OPERATIONS

**Paul Crvelin**
VICE PRESIDENT,
ENGINEERING

**Susan Ewing**
HUMAN RESOURCES
MANAGER

**Paul Heary**
CHIEF FINANCIAL OFFICER

**Brian Lowicki**
DIRECTOR OF PROGRAMS AND
INDUSTRIAL IPT LEAD

**Mitch Reszczenski**
DIRECTOR OF INFORMATION
TECHNOLOGY

**Timothy Sopko**
CHIEF EXECUTIVE OFFICER

**James Talty**
AEROSPACE/DEFENSE
IPT LEAD

**Michael Yax**
VICE PRESIDENT,
QUALITY AND CONTINUOUS
IMPROVEMENT

## EXTENDED MANAGEMENT TEAM

**Nathan Canney**
DIRECTOR OF STRUCTURAL
ENGINEERING

**Steve Christie**
MACHINE SHOP SUPERVISOR

**Timothy Dewiel**
PRODUCTION CONTROL
MANAGER

**Konrad Eriksen**
STRUCTURAL PRODUCTS
SALES DIRECTOR

**Andrea Green**
PRODUCTION CONTROL AND
RECEIVING MANAGER

**Steven Harding**
MAINTENANCE MANAGER

**Don Horne**
CHIEF ENGINEER

**Charles Ketchum III**
QUALITY ASSURANCE MANAGER

**Mark Lemke**
PAINT SHOP MANAGER

**Benjamin Lorenz**
MANUFACTURING ENGINEER/
MAINTENANCE COORDINATOR

**Nicholas Marsolais**
DIRECTOR OF SUPPLY CHAIN

**Eric Roth**
SCHOLL OPERATIONS MANAGER /
TEST SUPERVISOR

**Andrew Simpson**
ASSISTANT BUSINESS MANAGER

**William Streams**
MACHINE SHOP MANAGER

**David Taylor**
MANAGER OF AEROSPACE AND
DEFENSE SALES

**Keith Varney**
SENIOR DESIGNER

**Dennis Warmus**
MANUFACTURING ENGINEERING
MANAGER

**Rebecca Winiecki**
PROCUREMENT MANAGER

# BOARD OF DIRECTORS & EXECUTIVES



### F. Eric Armenat
Board Member

Mr. Armenat's career has spanned more than 40 years in a variety of middle-market organizations both public and privately owned. Mr. Armenat most recently served as President and Chief Executive officer of Multisorb Filtration Group which he successfully spearheaded the sale of in early 2018 from a private equity owner. Multisorb is the world leader in the active packaging industry, solving complex technical challenges in the pharmaceutical, food, and industrial markets. From 2012 to 2016, Mr. Armenat served as President and Chief Executive Officer for several companies owned by private equity. These companies included healthcare delivery, medical waste collection, and disposal, as well as active packaging. He was responsible for the successful business improvement and eventual divestiture of the companies.

From 2009 to 2012, Mr. Armenat served as Chief Operating Officer of Avox Systems (Zodiac Aerospace), a leading supplier of aircraft oxygen systems. From 1994 to 2009, he served as Vice President of Operations and then President and General Manager of Carleton Technologies (Cobham Mission Systems), a global leader of technology for the military and commercial aviation markets. Mr. Armenat also worked as an Operations Management Consultant with Ernst and Young beginning in 1984.

Mr. Armenat earned his Bachelor of Science Degree in Industrial Engineering from Southern Illinois University and his MBA in Finance and Accounting from St. Bonaventure University. He proudly served in the United States Air Force.



### John Burgess
Chairman of the Board of Directors

Mr. Burgess gained his international strategy, manufacturing operations, and organizational development expertise from his more than 40 years of experience with middle-market public and privately-owned companies. Mr. Burgess served as President and CEO of Reichert, Inc., a leading provider of ophthalmic instruments, and spearheaded the acquisition of the company from Leica Microsystems in 2002, leading the company until its sale in January 2007. Prior to the acquisition, Mr. Burgess served as President of Leica's Ophthalmic and Educational Division before leading the buyout of the Ophthalmic Division and formation of Reichert, Inc.

From 1996 to 1999, Mr. Burgess was COO of International Motion Controls (IMC), a $200 million diversified manufacturing firm. During his tenure there, he led a significant acquisition strategy which resulted in seven completed acquisitions and sixteen worldwide businesses in the motion control market. Previously, Mr. Burgess operated a number of companies for Moog, Inc. and Carleton Technologies, including six years spent as President of Moog's Japanese subsidiary, Nihon Moog K.K. located in Hiratsuka, Japan. Moog, Inc. is the global leader in electro-hydraulic servo control technology with a focus on the aerospace and defense sectors. Mr. Burgess is also a former Operating Partner of Summer Street Capital Partners.

Mr. Burgess earned a BS in Engineering from Bath University in England, and an MBA from Canisius College located in Buffalo, New York. Currently, Mr. Burgess is a Director of Bird Technologies of Solon, Ohio.



### Robert M. Carey
Board Member

Mr. Carey brings over 45 years of experience ranging from general management to consultative work to the Company. He was the General Manager of the Reichert Analytical Instruments group from 2001 to 2009. The company manufactures and internationally sells a variety of analytical measurement instruments for use in medicine, food processing, and biotechnology research.

Mr. Carey was the Principal at CMA, Ltd from 1990 to 2001. CMA, Ltd provides consulting services to the manufacturing sector in the areas of organization, operational change and strategic planning. Mr. Carey was also a Partner in Decision Processes International (DPI) from 1999 to 2001. DPI is an international strategic planning consultancy working with companies of all sizes.

In 1979, Mr. Carey joined Wilson Greatbatch Ltd. (now Integer Holdings) as North American Sales Manager. Mr. Greatbatch held the patents for the implantable pacemaker. The eponymously named company is the world's leader in implantable power sources. In 1981 Mr. Carey was named Vice President of Wilson Greatbatch and General Manager of the Electrochem Div. Electrochem which manufactures and internationally sells high-energy batteries used in rugged or remote environments such as space, oil and gas drilling, the military, and the ocean.

He earned a Bachelor of Science in Microbiology from the State University of California, Long Beach and a Master of Business Administration from the State University of New York at Buffalo. Mr. Carey served in the U.S. Army, achieving the rank of Captain.





## Paul Heary
### Chief Financial Officer

Mr. Heary has over 20 years of experience serving in senior financial management positions for several public and privately owned middle market manufacturers located in Western New York. Prior to joining Taylor Devices, Inc., Mr. Heary was Chief Financial Officer of Multisorb Filtration Group, a leader in sorbent technology serving the pharmaceutical, food, and industrial markets, from 2016 to 2022. At Multisorb, Mr. Heary played a key role in guiding the company through its 2018 sale from a private equity owner. From 2006 to 2016, he was the Senior Finance Director at Carleton Technologies (d.b.a. Cobham Missions Systems), a global leader in technology for the aerospace and defense market.

Mr. Heary joined Taylor Devices in September 2022. He has BS (Accounting) and MBA degrees from The State University of New York at Buffalo and previously held certifications for public and management accounting (CPA and CMA).



## Alan R. Klembczyk
### Board Member through 10/17/2025

Since graduating from the University of Buffalo in 1987 with a degree in Mechanical Engineering, Mr. Klembczyk has held key positions in Sales, Engineering, and Executive Management at Taylor Devices. Over the last 37 years, he has held titles of Design Engineer, Assistant Chief Engineer, Chief Engineer, and Vice President of Sales & Engineering. He later went on to be appointed President of the Company and a Member of the Board of Directors in June 2018.

Mr. Klembczyk has been responsible for establishing new Sales and Marketing policies and has been directly involved with defining internal Company policy and strategic direction in cooperation with all levels of Taylor Devices' Management. He was an integral part of the team that managed upgrades to the Quality System and obtained 3rd party certification to International Standards ISO 9001, ISO 14000, and Aerospace Standard AS9100.

Mr. Klembczyk has served for many years on the Technical Advisory Group for the US Shock and Vibration Information & Analysis Center (SAVIAC) and the Shock and Vibration Exchange (SAVE). In 2019, he received the Distinguished Service Award from SAVE. Additionally, he has been a tutorial and course instructor for various organizations internationally and has participated in many technical conferences and symposia. He is a founding member and first co-chair of the Industry Partner Committee of the US Resilience Council.

Mr. Klembczyk has participated in many research projects for products for military and aerospace, industrial, and structural applications. He has served as Program Manager for many of these projects and has worked with academia including the University at Buffalo's MCEER: Earthquake Engineering to Extreme Events, among others.

He has published several papers describing unique applications for structural dampers, tuned mass dampers, vibration isolators, shock absorbers, and shock isolators, and holds US Patents for some of these components. These papers have been published by SAVE, SAVIAC, the Society for Experimental Mechanics (SEM), and the Applied Technology Council (ATC).



## Timothy J. Sopko
### Chief Executive Officer and Board Member

Mr. Sopko's business experience spans more than thirty years in Aerospace (Military and Civil), Industrial, as well as Commercial markets with a primary focus on Engineering, Product Development, Program Management, Operations, and Business Management.

Prior to joining Taylor Devices as CEO in April 2019, Mr. Sopko was Vice President and General Manager of Carleton Technologies Inc. (d.b.a. Cobham Mission Systems) in Orchard Park, New York, a Department of Defense Contractor. While there, he also held the positions of General Manager, Director of Engineering and Programs, Director of Engineering, and Director of Business Development. Under Mr. Sopko's leadership as VP and GM, Carleton successfully grew its annual sales from $110m to over $200m.

After nine years of Design Engineering and Program Management in the industry (1988-1997), Mr. Sopko co-founded Comprehensive Technical Solutions Inc., a New York State S-corporation that provided product design engineering services to companies across the United States, as well as produces and supports a portfolio of internally funded products.

Mr. Sopko is a Mechanical Engineering graduate of The State University of New York at Buffalo where he was also a member of The University's Mechanical and Aerospace Dean's Advisory Board for over 11 years. Mr. Sopko is also an author and/or co-author of several US Patents.



**taylor**devices inc.

90 Taylor Drive, North Tonawanda, NY 14120
**Phone** (716) 694-0800 | **Fax** (716) 695-6015
**www.taylordevices.com**